Exhibit 12.1

Exhibit 12.1	Madison River Capital, LLC Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2004	2003	2002	2001	2000	2005	2004
Income (loss) before income taxes	$(1,049)	$(16,515)	$(37,835)	$(80,499)	$(57,126)	$4,928	$(2,045)
Adjusted for:
Minority interests in consolidated subsidiaries	—	—	275	1,075	750	—	—
Loss from equity investees	156	193	1,240	2,366	1,711	71	79
Fixed charges	60,007	63,381	64,693	65,357	65,541	28,904	30,653

Earnings (loss) (numerator)	$59,114	$47,059	$28,373	$(11,701)	$10,876	33,903	28,687

Fixed charges:
Interest expense	59,045	62,442	63,780	64,466	64,832	28,414	30,166
Amortized discount	233	206	180	158	117	128	121
Amortization of capitalized debt issuance expenses	729	733	733	733	592	362	366
Rental expense	—	—	—	—	—	—	—

Total fixed charges (denominator)	$60,007	$63,381	$64,693	$65,357	$65,541	$28,904	$30,653

Ratio of earnings to fixed charges	—	—	—	—	—	1.2x	—

Insufficiency of earnings to cover fixed charges	$893	$16,322	$36,320	$77,058	$54,665	—	$1,966